AMARC ANNOUNCES RESULTS FROM PHASE 2 DRILL PROGRAM AT NEWTON

February 10, 2011 – Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”)(TSX Venture: AHR; OTCBB: AXREF) announces assay results from its recent 28-hole Phase 2 core drilling program at the Newton bulk-tonnage gold property, located in south-central British Columbia (BC).

At the Newton property, an eight square kilometre sulphide mineralized system has been outlined by surface geophysical surveys (see Amarc new release dated November 30, 2010). Limited drilling within this target area by historical operators returned unusually long intervals of highly anomalous to potentially ’ore grade’, bulk tonnage-style gold mineralization within an area of approximately two square kilometres. A 14-hole Phase 1 core drilling program completed by Amarc in 2010 discovered an area on the eastern side of the mineralized system that hosts potentially ore-grade gold intercepts over broad intervals (see Amarc news release dated January 19, 2010). The Phase 2 drill program executed a series of widely spaced, exploration-style drill holes to further probe the extensive mineral system and the Phase 1 discovery.

Assay results from 24 holes of the Phase 2 drill program are listed below. Drill hole location plan maps are posted on Amarc’s website at http://www.amarcresources.com/ahr/MapsFigures.asp. Results from four holes are pending.

Highlights from the Phase 2 drilling include important intercepts in hole 11040 which have established that the Phase 1 discovery extends eastward under shallow cover and remains open to the east. Hole 11040 returned 155 metres of 0.58 g/t gold starting from surface, including 26 metres of 1.12 g/t gold and 39 metres of 0.71 g/t gold. The hole is located 200 metres east of Amarc’s Phase 1 discovery drilling, which includes 69 metres of 1.41 g/t gold (hole 9001), 128 metres of 0.84 g/t gold (hole 9003) and 189 metres of 1.56 g/t gold (hole 9004) (see detailed drill plan on Amarc’s website).

Other highlights from Phase 2 holes drilled in a widely-spaced configuration throughout the eight square kilometre mineralized system include holes 10023 and 10029 which returned 39 metres of 1.21 g/t gold and 36 metres of 0.80 g/t gold, respectively. These intercepts indicated potential new gold zones within the target system.

Additional highlights include intercepts in holes 10016 and 10017 which returned 108 metres of 0.37 g/t gold and 140 metres of 0.35 g/t gold, respectively. These broad intercepts of low grade gold mineralization indicate a sizeable gold mineralizing event and the strong potential for higher grade gold deposition in the general proximity.

Follow-up, Phase 3 drilling is planned as soon as possible in 2011 to continue to test and delineate gold mineralization with the significant Newton bulk-tonnage gold target. Drill permit applications have been submitted to the BC government.

In addition to its option to earn an 80% interest in the Newton property from Newton Gold Corp., Amarc holds a 100% interest in approximately 2,500 square kilometres of mineral claims that comprise the Plateau Gold-Copper Belt, extending to the north and south of the Newton property. The Company believes the Plateau Gold-Copper Belt holds excellent potential for the discovery of gold-copper porphyries and epithermal gold deposits. Surface surveys in 2010 defined three significant copper-molybdenum porphyry targets (see Amarc news release dated August 18, 2010). Drilling permits have recently been received from the provincial government and Amarc intends to drill high priority targets within the Plateau Gold-Copper Belt in 2011.

Amarc’s Newton and the Plateau Gold-Copper Belt properties are located some 100 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines and late-stage development projects.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President & CEO

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g fire assay fusion with Inductively Coupled Plasma - Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and also one field replicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

AMARC RESOURCES LTD. – NEWTON PROJECT
PHASE 2 ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10015		95.0	134.0	39.0	128	0.35	3.1	0.41
		194.0	230.0	36.0	118	0.43	4.7	0.51
10016		141.0	249.0	108.0	354	0.37	1.5	0.40
	incl.	231.0	249.0	18.0	59	0.57	1.8	0.60
10017		75.0	215.0	140.0	459	0.35	2.3	0.39
	incl.	138.0	168.0	30.0	98	0.52	3.4	0.58
		307.3	311.5	4.3	14	1.13	4.6	1.21
10018		54.0	60.0	6.0	20	0.47	0.8	0.49
		141.0	150.0	9.0	30	0.45	2.6	0.49
10019		321.2	393.0	71.8	236	0.49	1.9	0.52
10020		18.0	156.0	138.0	453	0.46	4.1	0.53
	incl.	63.0	98.7	35.7	117	0.58	2.3	0.62
	incl.	116.8	156.0	39.3	129	0.79	10.5	0.97
	and	116.8	132.0	15.3	50	1.55	5.9	1.65
		294.0	297.0	3.0	10	6.58	1.0	6.59
10021	No reportable intercepts
10022	No reportable intercepts
10023		30.0	39.0	9.0	30	0.46	2.0	0.49
		249.0	288.0	39.0	128	1.21	2.0	1.24
	incl.	249.0	273.0	24.0	79	1.81	1.6	1.84
	and	267.0	273.0	6.0	20	5.15	2.6	5.19
10024	No reportable intercepts
10025	No reportable intercepts
10026		185.0	221.0	36.0	118	0.41	2.7	0.45
10027		75.0	78.0	3.0	10	2.31	0.2	2.31
		102.0	135.0	33.0	108	0.34	6.2	0.44
10028		26.0	65.0	39.0	128	0.14	0.5	0.15
10029		15.0	240.0	225.0	738	0.31	1.0	0.33
	incl.	153.0	189.0	36.0	118	0.80	1.3	0.82
	and	162.0	174.0	12.0	39	1.77	1.2	1.79
10030		18.0	42.0	24.0	79	0.83	0.9	0.85
10031		171.0	183.0	12.0	39	0.89	2.3	0.92
		207.0	210.0	3.0	10	1.11	2.9	1.16
11032	No reportable intercepts
11033		159.0	183.0	24.0	79	0.37	1.3	0.39
11034		9.1	33.0	23.9	78	0.34	3.0	0.39
11036		10.0	31.0	21.0	69	0.25	1.3	0.27
11037	No reportable intercepts
11038	No reportable intercepts
11039	Pending
11040		15.4	171.0	155.6	511	0.58	2.9	0.63
	incl.	15.4	42.0	26.6	87	1.12	4.2	1.19
	incl.	69.0	108.0	39.0	128	0.71	3.6	0.77
11041	Pending
11042	Pending
11043	Pending

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
    Metallurgical recoveries and net smelter returns are assumed to be 100%
    AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94).
2. Drill hole dips -90 degrees.
3. Drill hole 11035 lost, redrilled as hole 11037.